FORM OF 2% CONVERTIBLE NOTE

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), FROM REPUTABLE COUNSEL, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

Original Issue Date: __________

U.S. $3,750,000

TANZANIAN ROYALTY EXPLORATION CORPORATION

2% CONVERTIBLE NOTE DUE [•]

THIS 2% CONVERTIBLE NOTE is one of a series of duly authorized and validly issued 2% convertible notes of Tanzanian Royalty Exploration Corporation, a company organized under the laws of Alberta, Canada (the “Company”), having its principal place of business at 44th Floor, Scotia Plaza, 40 King Street West, Toronto Ontario M5H 3Y4, designated as its 2% Convertible Notes due [•] (the note, the “Note” and, collectively with the other notes of such series, the “Notes”) issued pursuant to the terms of that certain Securities Purchase Agreement, dated August [•], 2016 (the “Execution Date”), by and among the purchaser(s) signatory thereto (the “Purchase Agreement”).

FOR VALUE RECEIVED, the Company promises to pay to Crede CG III, Ltd., or the subsequent registered holder hereof (the “Holder”), at the place designated from time to time in writing by the Holder, in lawful money of the United States, the principal amount of US $3,750,000, or so much thereof as shall become outstanding pursuant to and in accordance with this note (the “Note”) and the Purchase Agreement, on [•]1 (the “Maturity Date”), or such earlier date as this Note is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note in accordance with the

1 The Maturity Date will be the tenth anniversary date of the Original Issue Date.

provisions hereof.  Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement. This Note is subject to the following additional provisions:

1.

INTEREST AND PREPAYMENT.

(a)

Payment of Interest in Cash.

 The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note at the rate of 2% per annum, payable semi-annually in arrears on the last Business Day of February and August of each calendar year, on each Conversion Date (as to that principal amount then being converted as provided herein) and on the Maturity Date (each such date, an “Interest Payment Date”) (if any Interest Payment Date is not a Business Day, then the applicable payment shall be due on the next succeeding Business Day), in cash or at the election of the Company in common stock as set forth herein.

(b)

Interest Calculations.

 Interest shall be calculated on the basis of a 365-day year, and shall accrue daily commencing on the Original Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made.  Interest shall cease to accrue with respect to any principal amount converted, provided that, the Company actually delivers the Conversion Shares within the time period required by Section 2(c)(ii) herein.  Interest hereunder will be paid to the Person in whose name this Note is registered in the records of the Company regarding registration and transfers of this Note (the “Note Register”).

(c)

Late Fee.

 All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 12% per annum or the maximum rate permitted by applicable law (the “Default Rate”) which shall accrue daily from the fifth Trading Day following the date such interest is due hereunder through and including the date of actual payment in full.

(d)

Prepayment.  The Company may not prepay any portion of the principal amount of this Note, without the prior written consent of the Holder.

2.

CONVERSION OF THE NOTE.

 This Note shall be convertible into validly issued, fully paid and non-assessable Common Shares, on the terms and conditions set forth in this Section 2.

(a)

Voluntary Conversion.

 This Note shall be convertible, in whole or in part, into Common Shares at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 2(c)(viii)).  The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a “Notice of Conversion”), specifying therein the principal amount of this Note to be converted and, if the Holder determines in its sole discretion to convert such accrued and unpaid interest (or a portion thereof), the amount of accrued and unpaid interest thereon to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”); provided that a Holder may only convert the portion of the accrued interest that corresponds to the principal being converted.  If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder.  To effect conversions hereunder, the Holder shall not be required to physically surrender this Note to the Company unless the entire principal amount of this Note, plus all accrued and unpaid interest thereon, has been so converted or otherwise been repaid to the Holder.  Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Note in an amount equal to the principal amount converted in such conversion.  The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s).  The Company shall provide the Holder with a copy of such records maintained by the Company upon any change to such amounts and such dates of conversions therein.  The Holder, and any assignee by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted principal amount of this Note may be less than the amount stated on the face hereof.

(b)

Conversion Price.

 The conversion price in effect on any Conversion Date shall be equal to (i) the lower of (A) the closing bid price on the day immediately prior to the Execution Date or (B) the closing bid price on the day immediately prior to the effectiveness of the Registration Statement, minus (ii) five (5) cents, subject to adjustment as provided in Section 3 (the “Conversion Price”).

(c)

Mechanics of Conversion.

(i)

Conversion Shares Issuable Upon Conversion of Note.

 The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (A) the sum of (x) the outstanding principal amount of this Note to be converted and (y) at the option of the Company, a portion or all of any accrued and unpaid interest on this Note to be converted by (B) the Conversion Price.

(ii)

Delivery of Certificate Upon Conversion.

 Not later than forty-eight (48) hours over two (2) Trading Days (and, where the Conversion Notice was delivered after 4:00 p.m. on a Trading Day, by no later than 10 a.m. on the third (3rd) Trading Day) after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the Holder (A) a certificate or certificates representing the Conversion Shares which, on a Legend Removal Qualification Event shall be free of restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of this Note and (B) if the Holder elects not to convert the accrued and unpaid interest on this Note (or a portion thereof) to be converted, a bank check in the amount of such accrued and unpaid interest.  If (i) there is an effective registration statement permitting the issuance of Conversion Shares to or resale of the Conversion Shares by the Holder or (ii) following the six month anniversary of the Original Issue Date, the Conversion Shares are eligible for sale under Rule 144 without volume or manner-of-sale restrictions and as of such date the Company is in compliance with the current public information required under Rule 144 as to such Conversion Shares, the Company shall deliver any certificate or certificates required to be delivered by the Company under this Section 2(c) by causing such certificates to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian (“DWAC”) system. The Holder shall be entitled to require the Company to deliver

Conversion Shares and/or Common Shares issuable pursuant to Section 5(e) to and in the name of one or more Affiliates of the Holder in accordance with the Holder’s written instructions.

(iii)

Failure to Deliver Certificates.

 If, in the case of any Notice of Conversion, such certificate or certificates are not credited to the account of the Holder’s broker with The Depository Trust Company through its DWAC system or delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before such crediting or its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Note delivered to the Company and the Holder shall promptly return to the Company the Common Shares certificates (or any Common Shares received electronically) issued to such Holder pursuant to the rescinded Conversion Notice.

(iv)

Obligation Absolute; Partial Liquidated Damages.

 The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares. In the event the Holder of this Note shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim by the Company or any Affiliate thereof that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 100% of the outstanding principal amount of this Note, which is subject to the injunction, which bond shall remain in effect until the completion of litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment.  In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion.  If the Company fails when required hereunder for any reason to deliver to the Holder such certificate or certificates pursuant to Section 2(c)(ii) by the second Trading Day following the Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $5 per Trading Day (increasing to $10 per Trading Day on the fourth (4th) Trading Day after such liquidated damages begin to accrue) for each Trading Day commencing on the second Trading Day after such Share Delivery Date until such certificates are delivered or Holder rescinds such conversion.  Nothing herein shall limit the Holder’s right to pursue actual damages or declare an Event of Default (as defined below) pursuant to Section 4 hereof for the

Company’s failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v)

Reservation of Shares Issuable Upon Conversion.

 The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of this Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Notes), not less than such aggregate number of Common Shares as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 3) upon the conversion of the then outstanding principal amount of this Note.  The Company covenants that all Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable and, if the Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Holder’s compliance with its obligations under the Registration Rights Agreement).

(vi)

Fractional Shares.

 No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note.  As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(vii)

Transfer Taxes.

 The issuance of certificates for the Common Shares on conversion of this Note shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates.

(viii)

Holder’s Conversion Limitations.

 The Company shall not effect any conversion of this Note, and a Holder shall not have the right to convert any portion of this Note, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  To the extent that the limitation contained in this Section 2(c)(viii) applies, the determination of whether this Note is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which principal amount of this Note is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder’s determination of whether this Note may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which principal amount of this Note is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination.  In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 2(c)(viii), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (A) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (B) a more recent public announcement by the Company, or (C) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding.  Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be all of the following: (i) 9.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) 9.9% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of this Note held by the Holder calculated in accordance with Sections 102 and 102.1 of Part XX of the Securities Act (Ontario).  The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(c)(viii) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitations contained in this paragraph shall apply to a successor holder of this Note.

(ix)

Maximum Shares.

 Notwithstanding anything in this Note to the contrary, the total number of shares of Common Stock issued to Buyer, including the Conversion Shares and all other shares of Common Stock issued to Buyer by virtue of any conversion or exercise or exchange of convertible or exercisable or exchangeable securities into Common Stock, when aggregated, (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) shall be limited to [•] shares of Common Stock, which is 19.9% of the issued and outstanding shares of Common Stock as of the date of the Securities Purchase Agreement (the “Maximum Shares”).  The Maximum Shares shall be appropriately adjusted for any stock dividend, stock split, reverse stock split or similar transaction.  Notwithstanding the foregoing, the Company shall not be required or permitted to issue, and the Buyer shall not be required to purchase, any shares of Common Stock under this Agreement if such issuance would violate the rules or regulations of the Principal Market.

(d)

Conversion Upon Effectiveness of the Registration Statement.

 Upon effectiveness of the Registration Statement and for ten (10) Trading Days thereafter, the Company may elect to require conversion of any principal amount of this Note.  In the case of such election, the Company shall deliver written notice thereof via facsimile, e-mail and overnight courier to the Holder (a “Conversion Request Notice”), indicating the principal amount of this Note that must be converted.  The conversion of the portion of this Note subject to conversion as set forth in the Conversion Request Notice shall be conducted in accordance with this Section 2.

3.

Certain Adjustments.

(a)

Stock Dividends and Stock Splits.

 If the Company, at any time while this Note is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares on the Common Shares or any Common Share Equivalents, (ii) subdivides the outstanding Common Shares into a larger number of shares, (iii) combines (including by way of a reverse stock split) the outstanding Common Shares into a smaller number of shares or (iv) issues, in the event of a reclassification of the Common Shares, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Common Shares outstanding immediately after such event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)

Subsequent Rights Offerings.

 If the Company, at any time while this Note is outstanding, shall issue rights, options or warrants to all holders of the Common Shares entitling them to subscribe for or purchase Common Shares (the “Purchase Rights”), then, upon any conversion of this Note, the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights that the Holder could have acquired if the Holder had held the number of Conversion Shares issued upon such conversion of this Note immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of the Common Shares are to be determined for the grant, issue or sale of such Purchase Rights; provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation.

(c)

Pro Rata Distributions.

 If the Company, at any time while this Note is outstanding, shall distribute to all holders of Common Shares evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than Common Shares (a “Distribution”), then, upon any conversion of this Note, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Conversion Shares issued upon such conversion of this Note immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution.

(d)

Fundamental Transaction.

 If, at any time while this Note is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 2(c) on the conversion of this Note), the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Shares for which this Note is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(c) on the conversion of this Note).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one (1) Common Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction.  The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction.  Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other

Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein, except, in any case and notwithstanding anything to the contrary contained herein, that with respect to the conversion of this Note, the Holder shall only be entitled to receive the Alternate Consideration upon any conversion hereof subsequent to the consummation of a Fundamental Transaction.

(e)

Adjustment Upon Issuance of Common Shares.

(i)

Dilutive Issuances for 90 Days Following Effective Registration Statement.

 If on or up to ninety (90) days after the effectiveness of the Registration Statement (the “Adjustment Period”), the Company issues or sells, or in accordance with this Section 3(e) is deemed to have issued or sold, any Common Shares (including the issuance or sale of Common Shares owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold and any issuances of Common Shares or Common Share Equivalents covered by Sections 3(a) through (d)) for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (such Conversion Price then in effect is referred to as the “Applicable Price” and such issuance, a“Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and consideration per share under this Section 3(e)(i)), clauses (ii) through (vi) of this Section 3(e) shall be applicable.

(ii)

Issuance of Options.

 If, during the Adjustment Period, the Company in any manner grants or sells any Options (other than Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share.  For purposes of this Section 3(e)(ii), the “lowest price per share for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option” shall be equal to (A) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Common Share upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option and (y) the lowest exercise price set forth in such Option for which one Common Share is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option, minus (B) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities.

(iii)

Issuance of Convertible Securities.

 If, during the Adjustment Period, the Company in any manner issues or sells any Convertible Securities (other than Excluded Securities) and the lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such Common Share shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share.  For the purposes of this Section 3(e)(iii), the “lowest price per share for which one Common Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to (A) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one Common Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security and (y) the lowest conversion price set forth in such Convertible Security for which one Common Share is issuable upon conversion, exercise or exchange thereof minus (B) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person).  Except as contemplated below, no further adjustment of the Conversion Price shall be made upon the actual issuance of such Common Share upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 3(e), except as contemplated below, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iv)

Change in Option Price or Rate of Conversion.

 If, during the Adjustment Period, the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Common Shares increases or decreases at any time, the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold.  For purposes of this Section 3(e)(iv), if the terms of any Option or Convertible Security that was outstanding as of the Original Issue Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible

Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease.  No adjustment pursuant to this Section 3(e)(iv) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(v)

Calculation of Consideration Received.

 If, during the Adjustment Period, any Option and/or Convertible Security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (the “Primary Security” and such Option, Convertible Security, and/or Adjustment Right, a “Secondary Security”), together comprising one integrated transaction, the Primary Security issued or sold in such integrated transaction shall be deemed to have been issued for consideration equal to the difference of (A) the aggregate consideration received by the Company to purchase such Primary Security and each such Option (as applicable) and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable), minus (B) the product of (x) the sum of the Black Scholes Consideration Value of each such Option and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable) on a per share basis multiplied by (y) the aggregate number of Common Shares issued or issuable pursuant to such Option and/or Convertible Security (as applicable) and/or Adjustment Right (as applicable).  If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be deemed to be the gross amount of consideration received by the Company therefor.  If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt.  If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value), the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be.  The fair value of any consideration other than cash or publicly traded securities (for the purpose of determining the consideration paid for such Common Shares, Option or Convertible Security, but not for the purpose of the calculation of the Black Scholes Consideration Value) will be determined by the Company and the Holder.  If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder.  The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(vi)

Record Date.

 If, during the Adjustment Period, the Company takes a record of the holders of the Common Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(vii)

Holder's Right of Alternative Conversion Price Following Issuance of Certain Options or Convertible Securities.

 In addition to and not in limitation of the other provisions of this Section 3, if, during the Adjustment Period, the Company in any manner issues or sells or enters into any agreement to issue or sell, any Common Shares, Options or Convertible Securities other than Excluded Securities (any such securities, “Variable Price Securities”) after the Original Issue Date that are issuable pursuant to such agreement or convertible into or exchangeable or exercisable for Common Shares pursuant to such Options or Convertible Securities, as applicable, at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to a fixed price, but exclusive of such formulations reflecting customary anti-dilution provisions (such as share splits, share combinations and share dividends) (each of the formulations for such variable price being herein referred to as, the “Variable Price”), the Company shall provide written notice thereof via facsimile and overnight courier to the Holder on the date of such agreement and/or the issuance of such Convertible Securities or Options, as applicable.  From and after the date the Company enters into such agreement or issues any such Variable Price Securities, the Holder shall have the right, but not the obligation, in its sole discretion to substitute the Variable Price for the Conversion Price upon conversion of this Note by designating in the Conversion Notice delivered upon any conversion of this Note that solely for purposes of such conversion the Holder is relying on the Variable Price rather than the Conversion Price then in effect.  The Holder’s election to rely on a Variable Price for a particular conversion of this Note shall not obligate the Holder to rely on a Variable Price for any future conversion of this Note.

(f)

Calculations.

 All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.  For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding any treasury shares of the Company) issued and outstanding.

(g)

Notice to the Holder.

(i)

Adjustment to Conversion Price.

 Whenever the Conversion Price is adjusted pursuant to any provision of this Section 3, the Company shall within ten (10) calendar days of such adjustment deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)

Notice to Allow Conversion by Holder.

 If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Note, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Note Register, at least ten (10) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 6-K.

4.

RIGHTS UPON EVENT OF DEFAULT.

(a)

“Event of Default” means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)

the Common Shares shall not be eligible for listing or quotation for trading on a Trading Market and shall not become eligible to resume listing or quotation for trading thereon within five (5) Trading Days thereafter;

(ii)

the Company shall (A) fail for any reason to deliver certificates to a Holder prior to the third (3rd) Trading Day after a Conversion Date pursuant to Section 2(c), or (B) fail to deliver certificates to a holder of Warrants prior to the third (3rd) Trading Day after the Warrant Share Delivery Date or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company’s intention to not honor requests for conversions of any Notes in accordance with the terms hereof or exercise of the Warrants in accordance with the terms thereof;

(iii)

at any time following the tenth (10th) consecutive day that the Holder’s Authorized Share Allocation (as defined below) is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full of the outstanding principal amount of this Note (without regard to any limitations on conversion set forth in Section 2(d) or otherwise);

(iv)

any default in the payment of (A) the principal amount of any Note or (B) interest, liquidated damages and other amounts owing to a Holder on any Note, as and when the same shall become due and payable (whether on an Interest Payment Date, a Conversion Date or the Maturity Date or by acceleration or otherwise);

(v)

the occurrence of any default under, redemption of or acceleration prior to maturity of any Indebtedness greater than $100,000 (as defined in the Purchase Agreement) of the Company or any of its Subsidiaries;

(vi)

bankruptcy, insolvency, reorganization, receivership, conservatorship or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary, and, if instituted against the Company or any such Subsidiary by a third party, shall not be dismissed within twenty (20) days of their initiation;

(vii)

the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the commencement by any Person of a foreclosure sale of a material portion of the Company’s or any Subsidiary’s assets or any other similar action under federal, state or foreign law;

(viii)

the entry by a court of (A) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as a bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (B) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of twenty (20) days;

(ix)

any monetary judgment, writ or similar process shall be entered against the Company, any Subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of twenty (20) days;

(x)

the Company shall default on any of its obligations under any other debenture or any mortgage, note, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring, that (A) involves an obligation greater than $100,000, whether such indebtedness now exists or shall hereafter be created, and (B) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(xi)

other than as specifically set forth in another clause of this Section 4(a), the Company breaches or otherwise fails to observe or perform any covenant, agreement or other term or condition of this Note or any other Transaction Document which breach or failure to observe or perform, unless a cure period is specifically provided with respect to such breach or failure to observe or perform, is not cured, if possible to cure, within the earlier to occur of (A) four (4) Trading Days after notice of such failure sent by the Holder or by any other Holder to the Company and (B) seven (7) Trading Days after the Company has become or should have become aware of such failure;

(xii)

any representation or warranty made in this Note or any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

(xiii)

a material false or inaccurate certification (including a false or inaccurate deemed certification) by the Company as to whether any Event of Default has occurred; or

(xiv)

while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period.

(b)

Remedies.

 If an Event of Default occurs and is continuing with respect to any of the Notes, the Holder may declare all of the then outstanding principal of this Note, including any interest and late charges, to be due and payable immediately, except that in the case of an Event of Default arising from events described in clauses (vi), (vii) and/or (viii) of Section 3(a), this Note shall become due and payable automatically without further action or notice.  Commencing upon the occurrence of any Event of Default, interest on the outstanding principal of this Note shall accrue at the Default Rate.  In connection with any such Event of Default, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law.  Such acceleration may be rescinded and annulled by the Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Note until such time, if any, as the Holder receives full payment pursuant to this Section 4(b).  No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

5.

REDEMPTION RIGHT UPON A CHANGE OF CONTROL.

 No later than ten (10) Trading Days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile, e-mail and overnight courier to the Holder (a “Change of Control Notice”).  At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on the later of twenty (20) Trading Days after (a) consummation of such Change of Control or (b) the date of receipt of such Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the principal amount of this Note that the Holder is electing to redeem.  The portion of this Note subject to redemption pursuant to this Section 5(g) shall be redeemed by the Company in cash at a price equal to the principal amount being redeemed plus all accrued and unpaid interest and late charges (the “Change of Control Redemption Price”) and such Change of Control Redemption Price shall be due and payable in cash not later than the later of (i) two (2) Trading Days after the consummation of such Change of Control and (ii) the Company’s receipt of the Change of Control Redemption Notice.  Redemptions required by this Section 5 shall have priority to payments to holders of the Common Shares in connection with such Change of Control.  Notwithstanding anything to the contrary in this Section 5, but subject to Section 2(c)(viii), until the Change of Control Redemption Price is paid in full, the principal amount of this Note submitted for redemption under this Section 5 (together with any accrued and unpaid interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 2 and Section 3(d), to the extent applicable.

6.

NONCIRCUMVENTION.

 The Company hereby covenants and agrees that the Company will not, by amendment of its Articles of Incorporation (as defined in the Purchase Agreement), Bylaws (as defined in the Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.  Without limiting the generality of the foregoing, the Company (i) shall not establish or increase the par value of any Common Shares receivable upon conversion of this Note above the Conversion Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the conversion of this Note, and (iii) shall, so long as any of the Notes are outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, the maximum number of Common Shares as shall from time to time be necessary to effect the conversion of the Notes then outstanding (without regard to any limitations on conversion).

7.

RESERVATION OF AUTHORIZED SHARES; EXCHANGE CAP.

(a)

Reservation.

 The Company shall initially reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Notes equal to 200% of the entire Conversion Rate with respect to the entire outstanding principal amount of each such Note as of the Original Issue Date.  So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes and other issuances hereunder, including Section 5, 150% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding(the “Required Reserve Amount”), provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions).  The initial number of Common Shares reserved for issuance hereunder and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the outstanding principal amount of the Notes held by each holder on the Original Issue Date or the date of the increase in the number of reserved shares (as the case may be) (the Holder’s pro rata portion of the initial Common Shares reserved for issuance and of each increase thereof as provided herein, the Holder’s “Authorized Share Allocation”).  In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation.  Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

(b)

Insufficient Authorized Shares.

 If, notwithstanding Section 7(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes or other issuances of Common Shares hereunder at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding.

(c)

Beneficial Ownership Limitation.

 The Company shall not be obligated to issue any Common Shares upon conversion of this Note or pursuant to Section 5 and no Holder shall be entitled to receive any Common Shares if after the issuance of such Common Shares, Holder’s beneficial ownership of Common Shares would exceed (i) 9.9% of the number of Common Shares outstanding after giving effect to the issuance of Common Shares issuable upon conversion of the Notes calculated in accordance with Section 13(d) of the Exchange Act; or (ii) 9.9% of the number of Common Shares outstanding after giving effect to the common shares issuable upon the conversion of the Note calculated in accordance with Section 102 and 102.1 of Part XX of the Securities Act (Ontario).

8.

AMENDING THE TERMS OF THIS NOTE.

 The prior written consent of the Holder shall be required for any change, modification or amendment to this Note.  No consideration shall be offered or paid to the Holder to amend or consent to a waiver or modification of any provision of this Note unless the same consideration is also offered to all of the holders of the other Notes.  The Holder shall be entitled, at its option, to the benefit of any amendment to any of the other Notes.

9.

TRANSFER.

 This Note and any Common Shares issued pursuant to this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

10.

REISSUANCE OF THIS NOTE.

(a)

Transfer.

 If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 10(d)), registered as the Holder may request, representing the outstanding principal being transferred by the Holder and, if less than the entire outstanding principal is being transferred, a new Note (in accordance with Section 10(d)) to the Holder representing the outstanding principal not being transferred. Any transfer of this Note shall be in compliance with applicable securities laws.

(b)

Lost, Stolen or Mutilated Note.

 Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 10(d)) representing the outstanding principal.

(c)

Note Exchangeable for Different Denominations.

 This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 10(d) and in principal amounts of at least $100,000 representing in the aggregate the outstanding principal of this Note, and each such new Note will represent such portion of such outstanding principal as is designated by the Holder at the time of such surrender.

(d)

Issuance of New Notes.

 Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 10(a) or Section 10(c), the principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Original Issue Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid interest and late charges on the principal and interest of this Note, from the Original Issue Date.

11.

REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.

 Except as specifically set forth herein, the remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any such breach or any such threatened breach, without the necessity of showing economic loss and without any bond or other security being required.  The Company shall provide all information and documentation to the Holder that is reasonably requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note.

12.

PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.

 If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the reasonable costs and expenses incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.  The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the Purchase Price (as defined in the Purchase Agreement) paid for this Note may have been less than the original principal amount hereof.

13.

CONSTRUCTION; HEADINGS.

 This Note shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof.  The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

14.

FAILURE OR INDULGENCE NOT WAIVER.

 No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

15.

NOTICES; PAYMENTS.

(a)

Notices.

 Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 10(f) of the Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grant, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to all holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, Change of Control, dissolution or liquidation, provided in each case that such information shall be made known to the public pursuant to a filing on Form 6-K prior to or in conjunction with such notice being provided to the Holder.

(b)

Currency.

 All dollar amounts referred to in this Note are in United States Dollars (“U.S.  Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars.

(c)

Payments.

 Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made by wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions.  Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(d)

No Withholding Tax.

 All payments by or on behalf of the Company under this Note including the issuance of Common Shares upon a conversion or redemption shall be made without withholding or deducting any taxes.  If any deduction or withholding of taxes or other amount is required by the laws of any jurisdiction to be made from any sum or from the Common Shares issuable upon a conversion or redemption or if any tax is imposed directly on the Holder with respect to any sum by such jurisdiction or with respect to the Common Shares issuable upon a conversion or redemption, the Company shall pay in the same manner and at the same time such additional amounts or additional Common Shares as will result in receipt by the Holder, free from any liability in respect of any such deduction or withholding or the imposition of tax, of such amount or Common Shares as would have been received by the Holder had no such deduction, or withholding or imposition of tax been required to be made.

16.

CANCELLATION.

 After all principal, accrued interest, late charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

17.

WAIVER OF NOTICE.

 To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Transaction Documents.

18.

GOVERNING LAW.

 This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law.  Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVE ANY RIGHT SUCH PARTY MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS DEBENTURE OR ANY TRANSACTION CONTEMPLATED HEREBY.

19.

CERTAIN DEFINITIONS.

 For purposes of this Note, the following terms shall have the following meanings:

“Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 3(e)) of Common Shares (other than rights of the type described in Sections 3(a) through (d)) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Black Scholes Consideration Value” means the value of the applicable Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance thereof calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the Closing Bid Price of the Common Shares on the Trading Day immediately preceding the public announcement of the execution of definitive documents with respect to the issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of such Option, Convertible Security or Adjustment Right (as the case may be) as of the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be), (iii) a zero cost of borrow and (iv) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the date of issuance of such Option, Convertible Security or Adjustment Right (as the case may be).

“Bloomberg” means Bloomberg, L.P.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) the Company’s board of directors gives its consent to a transaction whereby an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) acquires effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company  (other than by means of conversion or exercise of the Notes and the Securities issued together with the Notes), provided, this clause (a) does not include an unsolicited takeover bid, (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors at the time of such election or nomination whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market,

as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by OTC Markets Group, Inc.  If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the relevant period.

“Closing Date” has the meaning given in the Purchase Agreement.

“Common Share Equivalents” means Options and Convertible Securities.

“Common Shares” means (i) the Company’s shares of common stock, no par value, and (ii) any capital stock into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

“Effectiveness Deadline” has the meaning given in the Registration Rights Agreement.

“Exchange Act” means the U.S. Securities Exchange of 1934, as amended.

“Excluded Securities” means any issuance of Common Shares, Options and/or Convertible Securities (i) reserved for issuance under the Company’s equity incentive plans or issued to employees, consultants or service providers as compensation or consideration in the ordinary course of business, (ii) issued pursuant to agreements, Options, Convertible Securities or Adjustment Rights existing as of the date hereof, provided that such agreements, Options, Convertible Securities or Adjustment Rights have not been amended since the Original Issue Date to increase the number of such securities or decrease the exercise price, exchange price or conversion price of such securities, and (iii) to which the Holder consents in writing.

“Legend Removal Qualification Event” means each of the following events/circumstances: (i) while a registration statement (including the Registration Statement) covering the resale of the Conversion Shares is effective under the Securities Act, (ii) following any sale of Conversion Shares pursuant to Rule 144, (iii) following the six-month anniversary of the Original Issue Date if the

Conversion Shares are eligible for sale under Rule 144 without volume or manner-of-sale restrictions and as of such date the Company is in compliance with the current public information required under Rule 144 as to such Conversion Shares, or (iv) if a restrictive legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC).

“Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

“Principal Market” means the NYSE MKT or such other Trading Market where the Common Shares is then listed or quoted.

“Registrable Securities” has the meaning given such term in the Registration Rights Agreement.

“Registration Rights Agreement” means that certain registration rights agreement, dated as of the Original Issue Date, by and among the Company and the initial holders of Notes, as may be amended from time to time

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights agreement and covering the resale of the Conversion Shares as provided in the Registration Rights Agreement.

“SEC” means the U.S. Securities and Exchange Commission or the successor thereto.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule (a)(iii) to the Purchase Agreement and shall also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded, provided that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the Toronto Stock Exchange, NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New

York Stock Exchange, or the OTCQB over-the-counter bulletin board service maintained by OTC Markets Group Inc. (or any successors to any of the foregoing).

“Transaction Documents” has the meaning given such term in the Purchase Agreement.

“VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the three highest closing bid prices and the three lowest closing ask prices of all of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC). If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13 of the Purchase Agreement. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

“Warrants” means the Warrants issued pursuant to the Purchase Agreement.

“Warrant Share Delivery Date” has the meaning given such term in the Warrants.

“Warrant Shares” has the meaning given such term in the Warrants.

20.

MAXIMUM PAYMENTS.

 Nothing contained in this Note shall, or shall be deemed to, establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law.  In the event that the rate of interest required to be paid or other charges under this Note exceeds the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Original Issue Date set out above.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:
Name:
Title: